SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*

                   EDGE TECHNOLOGY GROUP, INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

=================================================================

                           279869 10 1
                         (CUSIP Number)
=================================================================

                         Barrett Wissman
                        HW Partners, L.P.
                   1601 Elm Street, Suite 4000
                        Dallas, TX  75201
                         (214) 720-1600
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 28, 2001
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279869 10 1      13D                    Page 2 of 13


(1)   Name of Reporting Persons               Sandera Partners,L.P.
      I.R.S. Identification
      Nos. of Above Persons (entities only)

(2)   Check the Appropriate Box if a                       (a)  [ ]
      Member of a Group*                                   (b)  [X]

(3)   SEC Use Only

(4)   Source of Funds (see instructions)                         OO

(5)   Check if Disclosure of Legal                              [ ]
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                    Texas

      Number of Shares    (7)  Sole Voting                3,060,357
                               Power
      Beneficially
                          (8)  Shared Voting                      0
      Owned by Each            Power

      Reporting Person    (9)  Sole Dispositive           3,060,357
                               Power
       with:
                          (10) Shared Dispositive                 0
                               Power

(11)  Aggregate Amount Beneficially Owned                 3,060,357
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                          [ ]
      Row (11) Excludes Certain Shares (see
      instructions)

(13)  Percent of Class Represented by                         18.7%(1)
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                PN


(1) All ownership percentages identified in this Amendment No. 8 to Statement on Schedule 13D/A are based on 16,385,143 shares of common stock outstanding at August 15, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP NUMBER 279869 10 1      13D                    Page 3 of 13

(1)  Name of Reporting Persons            Glacier Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                         (a)  [ ]
     Member of a Group*                                     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                           WC

(5)  Check if Disclosure of Legal                                [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization         Nevis, West Indies

     Number of Shares    (7)  Sole Voting                          0
                              Power
     Beneficially
                         (8)  Shared Voting                1,141,279
     Owned by Each            Power

     Reporting Person    (9)  Sole Dispositive                     0
                              Power
       with:
                        (10)  Shared Dispositive           1,141,279
                              Power

(11) Aggregate Amount Beneficially Owned                   1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                            [ ]
     Row (11) Excludes Certain Shares (see
     instructions)

(13) Percent of Class Represented by                            7.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)                  CO

CUSIP NUMBER 279869 10 1      13D                    Page 4 of 13

(1)   Name of Reporting Persons            Summit Capital Limited
      I.R.S. Identification
      Nos. of Above Persons (entities only)                   N/A

(2)   Check the Appropriate Box if a                     (a)  [ ]
      Member of a Group*                                 (b)  [X]

(3)   SEC Use Only

(4)   Source of Funds (see instructions)                       WC

(5)   Check if Disclosure of Legal                            [ ]
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization      Nevis, West Indies

      Number of Shares    (7)  Sole Voting                      0
                               Power
      Beneficially
                          (8)  Shared Voting            1,141,279
      Owned by Each            Power

      Reporting Person    (9)  Sole Dispositive                 0
                               Power
       with:
                         (10)  Shared Dispositive       1,141,279
                               Power

(11)  Aggregate Amount Beneficially Owned               1,141,279
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                        [ ]
      Row (11) Excludes Certain Shares (see
      instructions)

(13)  Percent of Class Represented by                        7.0%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)              CO

CUSIP NUMBER 279869 10 1      13D                    Page 5 of 13


ITEM 1.   Security and Issuer.

     This statement relates to the ownership of common stock, $.0l par value (the "Common Stock"), of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. The principal executive offices of the Issuer are located at 6611 Hillcrest Avenue, No. 223, Dallas, Texas 75205.

ITEM 2.   Identity and Background.

(a) This Statement is filed by Sandera Partners, L.P., a Texas limited partnership, Glacier Capital Limited ("Glacier"), and Summit Capital Limited ("Summit") (collectively, the "Reporting Persons"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., ("SCM"), Sandera Capital, L.L.C. ("Capital"), HW Capital, L.P. ("HW Capital"), HW Capital G.P., L.L.C. ("HW Capital LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("Hunt"), and Barrett Wissman ("Wissman"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)    REPORTING PERSON

          Sandera is a Texas limited partnership. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. Glacier and Summit are Nevis, West Indies Corporations and their principal address, which also serves as their principal office, is Hunkins Waterfront Plaza, Main Street, P. O. Box 556, Charlestown, Nevis, West Indies. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

          The names, business addresses, principal occupations or employment and citizenship of each officer of the Reporting Person are set forth on Schedule A attached hereto and incorporated herein by reference.

          CONTROLLING PERSONS

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201.

          Sandera:

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

CUSIP NUMBER 279869 10 1      13D                    Page 6 of 13


          Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. Hunt and Wissman are the Managers of Capital and its principal officers. John Wagner ("Wagner"), J. Keith Benedict ("Benedict") and Thomas J. Fowler ("Fowler") also serve as officers of Capital. The principal occupation of Hunt and Wissman is financial management. The principal occupation of Wagner is as a business executive, while Benedict and Fowler are practicing attorneys.

          HW Capital owns 100% of Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to investment funds and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC. Wagner, Benedict and Fowler also serve as officers of Capital.

          Glacier:
          -------

          Glacier is 100% owned by Lion. The directors of Glacier are James A. Loughran and Cofides S.A. and the
          President is James E. Martin.

          Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. Hunt, Wissman and Fojtasek are the Managers of Mountain. The principal occupation of Hunt, Wissman and Fojtasek is financial management.

          HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the managers of HW Capital LLC. The principal occupation of Hunt and Wissman is financial management.

          Summit:
          ------

          Summit is 100% owned by Sandera. The directors of Summit Capital Limited are Cofides S.A. and James A.
          Loughran and the President is James E. Martin.

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

CUSIP NUMBER 279869 10 1      13D                    Page 7 of 13


          Sandera Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. Hunt and Wissman are the managers and principal officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management.

          HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

(d) and (e)    During the last five (5) years, no Item 2 Person
          has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Hunt, Wissman, Wagner, Benedict and Fowler are each a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Sandera:
-------

     Sandera is the beneficial owner of 3,060,357 shares of the Issuer's Common Stock (the "Shares"), 2,380,357 of which are held directly and 680,000 of which are held indirectly, as described below.

     Shares Held Directly (2,380,357 shares)

     Shares held directly by Sandera consist of 2,380,357 Shares which were acquired in a distribution from PurchasePooling Investment Fund through Catalyst Master Fund, L.P., a Cayman Islands exempted limited partnership ("Catalyst"), of which Sandera was the sole limited partner. The Shares were distributed to Sandera by Catalyst in redemption of Sandera's limited partnership interest in Catalyst.

     Shares Issuable Upon Conversion of Debt (680,000 shares)
     ---------------------------------------

     Pursuant to a letter agreement dated April 16, 2001 (the "Loan Agreement"), Catalyst agreed to make advances of up to $1,500,000 in the aggregate to the Issuer and the Issuer issued to Catalyst a convertible promissory note, dated April 16, 2001, in the stated principal amount of $2,120,000 (the "Catalyst Note"). The Catalyst Note bears interest at the rate of 8% per annum and matures on March 31, 2002 and was assigned to Sandera effective December 28, 2001. All

CUSIP NUMBER 279869 10 1      13D                    Page 8 of 13


or any portion of the principal balance of Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock of the Issuer at an initial conversion price of $1.50 per share. As of December 28, 2001, an aggregate of $1,020,000 has been advanced under the Catalyst Note. The source of funds for the advances to the Issuer under the Note was the working capital of Catalyst. Pursuant to Rule 13d-3(d)(1)(i), Sandera is deemed to be the beneficial owner of 680,000 shares of the Issuer.

Glacier and Summit:
------------------

     The funds needed to acquire the shares beneficially owned by Glacier and Summit were derived from their working capital accounts as originally reported by Glacier and Summit on Schedule
13D dated and filed August 2, 1999, the disclosure of which is incorporated herein by reference.

ITEM 4.   Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of the Securities for the purpose of investment. The Reporting Persons intend to continuously review their investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number and Percentage of Securities. The
          Reporting Persons are the beneficial owner of the shares as set forth on the cover pages above.

          Each of the Control Persons, as a result of their respective relationship to the Reporting Persons, may also be deemed to be the beneficial owner of the Shares; however, each of the Control Persons expressly disclaims beneficial ownership thereof.

     (b) Power to Vote and Dispose. The Reporting Persons have voting and dispositive power over the shares as identified in response to Item 5(a) above.

CUSIP NUMBER 279869 10 1      13D                    Page 9 of 13


          In addition, SCM, as the general partner of Sandera, Capital, as the general partner of SCM, Hunt and Wissman as the Managers (and, as applicable, the executive officers) of Capital, HW Capital, as the 100% owner of Capital, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, would have the sole power to vote or to limit the vote and to dispose or to direct the disposition of the Common Stock held by the Reporting Persons, although each of the foregoing expressly disclaims beneficial ownership thereof.

     (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  Certain Rights of Other Persons. Not applicable.
          -------------------------------

     (e)  Date Ceased to be a 5% Owner. Not applicable.
          ----------------------------

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     Pursuant to Loan Agreement, Catalyst agreed to make advances of up to $1,500,000 in the aggregate to the Issuer and the Issuer issued to Catalyst the Catalyst Note, which was assigned to Sandera effective December 28, 2001. All or any portion of the principal balance of Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock of the Issuer at an initial conversion price of $1.50 per share. As of December 28, 2001, an aggregate of $1,020,000 has been advanced under the Catalyst Note. The foregoing response is qualified in its entirety by reference to the Catalyst Note and the Security Agreement, copies of which are filed as Exhibits 99.15 and 99.16, respectively, to Amendment No. 5 to Schedule 13D filed by Catalyst on December 26, 2000 and incorporated into this response by reference.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT NO.         TITLE OF EXHIBIT
-----------         ----------------

    A          Agreement regarding filing of Schedule 13D.





                    (Signature Page Follows)

CUSIP NUMBER 279869 10 1      13D                   Page 10 of 13


     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:     December 28, 2001.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:   /s/ J. Keith Benedict
                          ----------------------------
                     Name:  J. Keith Benedict,
                             its Vice President




               GLACIER CAPITAL LIMITED


               By:   /s/ James E. Martin
                  -----------------------------
                     James E. Martin, President



               SUMMIT CAPITAL LIMITED


               By:   /s/ James E. Martin
                  ------------------------------
                     James E. Martin, President





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. section 1001).

CUSIP NUMBER 279869 10 1      13D                   Page 11 of 13


                           SCHEDULE A
                           ----------

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Sandera Partners, L.P.

                                         Present
                                        Principal
Name and Citizenship                    Occupation
         or              Business           or
Place of Organization     Address       Employment     Position
---------------------    --------       ----------     --------
Clark K. Hunt, USA       1601 Elm       Investment   Manager and
                          Street         Advisor      President
                        Suite 4000
                       Dallas, Texas
                           75201
Barrett Wissman, USA     1601 Elm       Investment   Manager and
                          Street         Advisor         Vice
                        Suite 4000                    President
                       Dallas, Texas
                           75201
John Wagner, USA         1601 Elm        Business        Vice
                          Street        Executive     President
                        Suite 4000
                       Dallas, Texas
                           75201
Keith Benedict, USA      1601 Elm        Attorney        Vice
                          Street                      President
                        Suite 4000
                       Dallas, Texas
                           75201
Thomas J. Fowler, USA    1601 Elm        Attorney        Vice
                          Street                      President
                        Suite 4000                       and
                       Dallas, Texas                  Secretary
                           75201

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Glacier Capital Limited.

                                         Present
                                        Principal      Position
Name and Citizenship                    Occupation       with
         or                                 or        Reporting
Place of Organization    Business       Employment      Person
---------------------  -----------    -------------  ------------
James A. Loughran      38 Hertford    Lawyer         Director
(Irish)                Street
                       London,
                       England
                       W1Y 7TG
Cofides S.A.           38 Hertford    Financial      Director
(Nevis, West Indies)   Street         Services
                       London,
                       England
                       W1Y 7TG
James E. Martin        37 Shepherd    Accountant     President
(British)              Street                        and
                       London,                       Treasurer
                       England
                       W1Y 7LH
SECORP Limited         38 Hertford    Financial      Secretary
(Nevis, West Indies)   Street         Services
                       London,
                       England
                       W1Y 7TG

CUSIP NUMBER 279869 10 1      13D                   Page 12 of 13

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Summit Capital Limited.

                                         Present
                                        Principal      Position
Name and Citizenship                    Occupation       with
         or                                 or        Reporting
Place of Organization    Business       Employment      Person
---------------------  ------------   -------------  -----------
James A. Loughran      38 Hertford    Lawyer         Director
(Irish)                Street
                       London,
                       England
                       W1Y 7TG
Cofides S.A.           38 Hertford    Financial      Director
(Nevis, West Indies)   Street         Services
                       London,
                       England
                       W1Y 7TG
James E. Martin        37 Shepherd    Accountant     President
(British)              Street                        and
                       London,                       Treasurer
                       England
                       W1Y 7LH
SECORP Limited         38 Hertford    Financial      Secretary
(Nevis, West Indies)   Street         Services
                       London,
                       England
                       W1Y 7TG

CUSIP NUMBER 279869 10 1      13D                   Page 13 of 13


                            EXHIBIT A

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendment thereto) with respect to the Common Stock of Edge Technology Group, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 28th day of December, 2001.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:  /s/ J. Keith Benedict
                        ------------------------
                     Name:  J. Keith Benedict,
                             its Vice President




               GLACIER CAPITAL LIMITED


               By:  /s/James E. Martin
                  ----------------------------
                     James E. Martin, President



               SUMMIT CAPITAL LIMITED


               By:  /s/James E. Martin
                  -----------------------------
                     James E. Martin, President